ITEM 1: MATERIALS PUBLISHED ON X.COM
FEBRUARY 27, 2025

Make U.S. Steel Great Again ✓
@MakeUSSGreat

We urge the @U_S_Steel Board to immediately commit to delaying the 2025 Annual Meeting until there is clarity around the Company's "Hail Mary" litigation on the blocked sale to @nippon_steel_ . Shareholders have an important decision to make and deserve to know the outcome of the litigation in order to make a fully informed decision. Read the letter: bit.ly/3QAgvmf #MUSSGA

More important information here: makeussteelgreatagain.com/disclaimer



5:44 PM · Feb 27, 2025

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ITEM 2: MATERIALS PUBLISHED ON LINKEDIN
FEBRUARY 27, 2025



Ancora Holdings Group
3,331 followers
now • 🌐

We urge the United States Steel Corporation to immediately commit to delaying the 2025 Annual Meeting until there is clarity around the Company's "Hail Mary" litigation on the blocked sale to Nippon Steel Corporation. Shareholders have an important decision to make and deserve to know the outcome of the litigation in order to make a fully informed decision. Read the letter: https://bit.ly/3QAgvmf

More important information here: https://lnkd.in/duPtWk6q



MAKE U.S. STEEL GREAT AGAIN

Ancora Urges U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders

MakeUSSteelGreatAgain.com

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**ITEM 3: EMAIL SENT TO SUBSCRIBERS OF
WWW.MAKEUSSTEELGREATAGAIN.COM
FEBRUARY 27, 2025**




Ancora Urges U.S. Steel Board to Delay Annual Meeting

Fellow Stakeholder:

We issued a letter urging the U.S. Steel Board to delay the 2025 Annual Meeting until there is clarity on the longshot litigation over the blocked sale to Nippon.

Shareholders have an extremely important decision to make regarding the future of the Company at this year's Annual Meeting and deserve to know the outcome of the "Hail Mary" litigation in order to make a fully informed decision.

In our view, holding a critical director election during this period of self-manufactured uncertainty would represent a self-serving entrenchment tactic on part of the Board. We encourage fellow shareholders to make their views known that delaying the Annual Meeting is necessary.

READ THE LETTER

Sincerely,
Ancora Holdings Group

CERTAIN INFORMATION CONCERNING THE PARTICIPANTS

Ancora Catalyst Institutional, LP ("Ancora Catalyst Institutional"), together with the other participants named herein, intend to file a preliminary proxy statement and accompanying universal proxy card with the Securities and Exchange Commission ("SEC") to be used to solicit votes for the election of Ancora Catalyst Institutional's slate of highly-qualified director nominees at the 2025 annual meeting of stockholders of United States Steel Corporation, a Delaware corporation (the "Company").

ANCORA CATALYST INSTITUTIONAL STRONGLY ADVISES ALL STOCKHOLDERS OF THE COMPANY TO READ THE PROXY STATEMENT AND OTHER PROXY MATERIALS, INCLUDING A PROXY CARD, AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. SUCH PROXY MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC'S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, WHEN AVAILABLE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS' PROXY SOLICITOR.

The participants in the anticipated proxy solicitation are expected to be Ancora Catalyst Institutional, Ancora Bellator Fund, LP ("Ancora Bellator"), Ancora Catalyst, LP ("Ancora Catalyst"), Ancora Merlin Institutional, LP ("Ancora Merlin Institutional"), Ancora Merlin, LP ("Ancora Merlin"), Ancora Alternatives LLC, ("Ancora Alternatives"), Ancora Holdings Group, LLC ("Ancora Holdings"), Fredrick D. DiSanto, Jamie Boychuk, Robert P. Fisher, Jr., Dr. James K. Hayes, Alan Kestenbaum, Roger K. Newport, Shelley Y. Simms, Peter T. Thomas, and David J. Urban.

As of the date hereof, Ancora Catalyst Institutional directly beneficially owns 121,589 shares of common stock, par value $1.00 per share (the "Common Stock"), of the Company, 100 shares of which are held in record name. As of the date hereof, Ancora Bellator directly beneficially owns 62,384 shares of Common Stock. As of the date hereof, Ancora Catalyst directly beneficially owns 12,831 shares of Common Stock. As of the date hereof, Ancora Merlin Institutional directly beneficially owns 123,075 shares of Common Stock. As of the date hereof, Ancora Merlin directly beneficially owns 11,165 shares of Common Stock. As the investment advisor and general partner to each of Ancora Catalyst Institutional, Ancora Bellator, Ancora Catalyst, Ancora Merlin Institutional, Ancora Merlin and certain separately managed accounts (the "Ancora Alternatives SMAs"), Ancora Alternatives may be deemed to beneficially own the 121,589 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 12,831 shares of Common Stock beneficially owned directly by Ancora Catalyst, 62,384 shares of Common Stock beneficially owned directly by Ancora Bellator, 123,075 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 11,165 shares of Common Stock beneficially owned directly by Ancora Merlin and 137,453 shares of Common Stock held in the Ancora Alternatives SMAs. As the sole member of Ancora Alternatives, Ancora Holdings may be deemed to beneficially own the 121,589 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 12,831 shares of Common Stock owned directly by Ancora Catalyst, 62,384 shares of Common Stock beneficially owned directly by Ancora Bellator, 123,075 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 11,165 shares of Common Stock beneficially owned directly by Ancora Merlin, and 137,453 shares of Common Stock held in the Ancora Alternatives SMAs. As the Chairman and Chief Executive Officer of Ancora Holdings, Mr. DiSanto may be deemed to beneficially own the 121,589 shares of Common Stock beneficially owned directly by Ancora Catalyst Institutional, 12,831 shares of Common Stock owned directly by Ancora Catalyst, 62,384 shares of Common Stock beneficially owned directly by Ancora Bellator, 123,075 shares of Common Stock beneficially owned directly by Ancora Merlin Institutional, 11,165 shares of Common Stock beneficially owned directly by Ancora Merlin, and 137,453 shares of Common Stock held in the Ancora Alternatives SMAs. As of the date hereof, Messrs. Boychuk, Fisher, Kestenbaum, Newport, Thomas, and Urban, Dr. Hayes and Ms. Simms do not beneficially own any shares of Common Stock.

**ITEM 4: MATERIALS PUBLISHED ON
WWW.MAKEUSSTEELGREATAGAIN.COM
FEBRUARY 27, 2025**


Resources

Important Materials


Letter to the U.S. Steel Board re: Delaying the 2025 Annual Meeting
FEBRUARY 27, 2025


Presentation: A U.S. Solution for U.S. Steel
FEBRUARY 19, 2025 / INVESTOR WEBINAR


Presentation Replay: A U.S. Solution for U.S. Steel
FEBRUARY 19, 2025 / VIDEO


220 Demand Letter
FEBRUARY 18, 2025 / ANCORA TO U.S. STEEL


Ancora Announces Investor Conference Call and Releases 220 Demand Letter Sent to the Board of Directors of U.S. Steel
FEBRUARY 18, 2025 / BUSINESS WIRE


Ancora Issues Letter to U.S. Steel's Board of Directors Following Failed Attempts to Resurrect the Dead Nippon Transaction
FEBRUARY 10, 2025 / BUSINESS WIRE


Ancora Nominates Majority Slate of Director Candidates and Proposes Industry Legend Alan Kestenbaum as New CEO to Turn Around U.S. Steel
JANUARY 27, 2025 / BUSINESS WIRE

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MAKE U.S. STEEL GREAT AGAIN

Ancora believes leadership has pursued a risky sale to Nippon at the expense of financial and operational performance, leaving U.S. Steel in a dire state.

We intend to install an independent slate and legendary CEO to abandon the blocked deal, collect the $565 million breakup fee and Make U.S. Steel Great Again.

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John Ferguson / Joseph Mills
212-257-1311
info@saratogaproxy.com

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ITEM 5: MATERIALS PUBLISHED ON WWW.ANCORAALTS.COM FEBRUARY 27, 2025



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PRESS RELEASES CAMPAIGNS

Ancora Urges U.S. Steel's Board of Directors to Delay the 2025 Annual Meeting of Stockholders

FEB 27, 2025

SOURCE: BUSINESS WIRE



CAMPAIGNS PRESS RELEASES

Ancora Announces Investor Conference Call and Releases 220 Demand Letter Sent to the Board of Directors of U.S. Steel

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SOURCE: BUSINESS WIRE



PRESS RELEASES

Ancora Issues Letter to U.S. Steel's Board of Directors Following Failed Attempts to Resurrect the Dead Nippon Transaction

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SOURCE: BUSINESS WIRE



PRESS RELEASES

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PRESS RELEASES CAMPAIGNS

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CAMPAIGNS

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Fred DiSanto (Ancora) —



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Change at Norfolk Southern

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SOURCE: BUSINESS WIRE

Proxy Advisory Firms Recommend
Norfolk Southern Shareholders
Vote "FOR" Significant Boardroom
Change on the BLUE Proxy Card

MAY 3, 2024

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora's Proposed Directors and
Management for Norfolk Southern
Win Support From the
Brotherhood of Locomotive
Engineers and Trainmen Division
of the International Brotherhood
of Teamsters

APR 26, 2024

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Receives Support From the
Brotherhood of Maintenance of
Way Employees Division of the
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APR 25, 2024

SOURCE: BUSINESS WIRE



NEWS

Activist Investor Ancora on its
case for a new CEO, board at
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APR 18, 2024

SOURCE: CNBC



PRESENTATIONS   CAMPAIGNS

Move NSC Forward: The Case for
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and a PSR-Powered Scheduled
Network

APR 15, 2024

SOURCE: ANCORA ALTERNATIVES



CAMPAIGNS   PRESS RELEASES

Ancora Releases Presentation
Containing its Slate's Plan for
Implementing and Running a PSR-
Powered Scheduled Network at
Norfolk Southern

APR 15, 2024

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Sends Letter to Norfolk
Southern Shareholders Regarding
the Three-Year Path to Superior
Performance and Significant Value
Creation

MAR 26, 2024

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora's Proposed Directors and
Management Team Release
Statement and White Paper
Regarding Opportunities for
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Southern

MAR 7, 2024

SOURCE: BUSINESS WIRE



PRESENTATIONS

Overview: The Case for Change at
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FEB 29, 2024

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CAMPAIGNS   PRESS RELEASES

Ancora Nominates Four Highly
Qualified, Independent Director
Candidates and Urges Orderly
CEO Succession at Elanco Animal
Health

FEB 29, 2024

SOURCE: BUSINESS WIRE



PRESENTATIONS

The Case for Leadership, Safety &
Strategy Changes at Norfolk
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FEB 20, 2024

SOURCE: ANCORA ALTERNATIVES



CAMPAIGNS   PRESS RELEASES

Investor Group Announces Slate
of Highly Qualified, Independent
Director Candidates and Proposed
Management Team for Norfolk
Southern Corporation

FEB 20, 2024

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Sends Open Letter to
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Apparent Efforts to Suppress
Opposition to the Transaction with
Forward Air

NOV 16, 2023

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Supports Forward Air's Decision to Evaluate Termination of Prospective Transaction with Omni

OCT 26, 2023

SOURCE: BUSINESS WIRE



PRESENTATIONS

The Value Creation Opportunity at Forward Air

OCT 17, 2023

SOURCE: ANCORA ALTERNATIVES



CAMPAIGNS   PRESS RELEASES

Ancora Issues Presentation Detailing Value Creation Opportunity at Forward Air

OCT 17, 2023

SOURCE: BUSINESS WIRE



PRESS RELEASES

Mueller Water Products Announces Leadership Transition and Continued Board Refreshment

AUG 23, 2023

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PRESS RELEASES

Ancora Sends Letter to Board of Directors of Avon Protection PLC to Urge an Immediate Review of Strategic Alternatives

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SOURCE: PR NEWSWIRE



PRESS RELEASES

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APR 17, 2023

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

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MAR 14, 2023

SOURCE: BUSINESS WIRE



PRESENTATIONS

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SOURCE: ANCORA ALTERNATIVES



PRESENTATIONS

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FEB 8, 2023

SOURCE: ANCORA ALTERNATIVES



CAMPAIGNS   PRESS RELEASES

Ancora Issues Presentation Detailing Its Rationale for Supporting the IAA-Ritchie Bros. Combination

FEB 8, 2023

SOURCE: BUSINESS WIRE

KOHL'S

PRESS RELEASES

Ancora Issues Statement of Support Regarding Management Transition at Kohl's

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SOURCE: BUSINESS WIRE

KOHL'S

PRESS RELEASES

Ancora Sends Letter to the Board of Directors of Kohl's Regarding the Need for a New Chairman and Chief Executive Officer with Turnaround Experience

SEP 22, 2022

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

ISS Recommends SpartanNash Shareholders Vote for Boardroom Change on Macellum and Ancora's BLUE Proxy Card

MAY 31, 2022

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Calls on Everbridge to Initiate Sale Process Following Damning Annual Meeting Results

MAY 26, 2022

SOURCE: BUSINESS WIRE



PRESENTATIONS

Reinforcing the Need for New, Qualified and Independent Directors at SpartanNash

MAY 18, 2022

SOURCE: ANCORA ALTERNATIVES



PRESENTATIONS

Our Solution to Create Value for Long-Suffering SpartanNash Shareholders

MAY 11, 2022

SOURCE: ANCORA ALTERNATIVES



CAMPAIGNS   PRESS RELEASES

Macellum and Ancora Release
Presentation Regarding the
Urgent Need for Boardroom
Change at SpartanNash

MAY 11, 2022

SOURCE: BUSINESS WIRE



PRESS RELEASES

Ancora Issues Open Letter to
Middlefield Banc Corp.
Shareholders

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SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Issues Statement
Regarding Potential Acquirer
Interest in Everbridge

APR 4, 2022

SOURCE: BUSINESS WIRE

ANCORA®

NEWS

The Landscape: Ancora executives
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SOURCE: CRAIN'S CLEVELAND BUSINESS



CAMPAIGNS   PRESS RELEASES

Macellum and Ancora Nominate
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Independent Candidates for
Election to SpartanNash's Board of
Directors

MAR 18, 2022

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Issues Open Letter to the
Board of Directors of Everbridge
Regarding the Urgent Need to
Explore Strategic Alternatives

MAR 17, 2022

SOURCE: BUSINESS WIRE



CAMPAIGNS   PRESS RELEASES

Ancora Issues Letter to IAA's
Board of Directors Regarding the
Need for a Leadership Change or
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MAR 15, 2022

SOURCE: BUSINESS WIRE



NEWS

Analysis: Elliott, Ancora lead
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JAN 12, 2022

SOURCE: REUTERS



PRESS RELEASES

Ancora Sends Letter to the Board
of Directors of Berry Global
Regarding Opportunities for
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NOV 29, 2021

SOURCE: BUSINESS WIRE

ANCORA®

NEWS

2021 HFM US Performance Award
Winner

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SOURCE: WITH INTELLIGENCE

BLUCORA™

CAMPAIGNS   PRESS RELEASES

Ancora Issues Letter to the Board
of Directors of Blucora Regarding
the Need to Run a Credible
Review of Strategic Alternatives
for TaxAct

AUG 9, 2021

SOURCE: BUSINESS WIRE

BLUCORA™

CAMPAIGNS   PRESS RELEASES

ISS Recommends Blucora
Stockholders Vote For Boardroom
Change on Ancora's WHITE Proxy
Card

APR 9, 2021

SOURCE: BUSINESS WIRE

BLUCORA™

PRESENTATIONS

The Need for Stockholder-Driven
Change in Blucora's Boardroom

MAR 30, 2021

BLUCORA™

CAMPAIGNS   PRESS RELEASES

Ancora Releases Presentation
Detailing the Case for Urgent
Change Atop Blucora

MAR 30, 2021

BLUCORA™

CAMPAIGNS   PRESS RELEASES

Ancora Releases Q&As With its
Four Director Candidates Standing
for Election at Blucora's Upcoming
Annual Meeting

MAR 22, 2021

ANCORA®

NEWS

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MAR 12, 2021



SOURCE: ANCORA ALTERNATIVES

SOURCE: BUSINESS WIRE

SOURCE: BUSINESS WIRE

SOURCE: BLOOMBERG MARKETS

BLUCORA

CAMPAIGNS PRESS RELEASES

Ancora Files Definitive Proxy Statement and Sends Letter to Blucora Stockholders

MAR 10, 2021

SOURCE: BUSINESS WIRE

ANCORA

NEWS

Activist Investing Today: Ancora's Chadwick on Kohl's, Forward Air

MAR 8, 2021

SOURCE: THE DEAL

Forward

CAMPAIGNS PRESS RELEASES

Ancora Nominates Four Highly Qualified Candidates for Election to the Board of Forward Air Corporation

FEB 10, 2021

SOURCE: BUSINESS WIRE

ANCORA

NEWS

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SOURCE: THE DEAL

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